Exhibit 99.1

CALEDONIA MINING CORPORATION

Annual and Special Meeting of Shareholders of
Caledonia Mining Corporation. (the “Corporation”)

May 14, 2015

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations – Section 11.3

MATTERS VOTED UPON

Description of Matter Voted Upon	Outcome of Vote
1. The election of the following persons as directors of the Corporation to hold office until the next annual meeting or until their successors are elected or appointed:	Carried (on a show of hands)
Leigh Wilson	For: 10,949,393 (60.74%)
Withheld: 7,077,841 (39.26%)

Steve Curtis	For: 16,620,911 (92.20%)
Withheld: 1,406,323 (07.80%)

James Johnstone	For: 17,977,358 (99.72%)
Withheld: 49,876 (00.28%)

Richard Patricio	For: 5,371,356 (29.80%)
Withheld: 12,655,878 (70.20%)

John Kelly	For: 10,955,368 (60.77%)
Withheld: 7,071,866 (39.23%)

Johan Holtzhausen	For: 17,960,735 (99.63%)
Withheld: 66,499 (00.37%)

2. The appointment of KPMG Inc., as auditors of the Corporation until the next annual meeting or until a successor is appointed.	Carried (on a show of hands) For: 18,146,096 (99.84%) Withheld: 29,550 (00.16%)
3. The approval of the Equity Incentive Compensation Plan, dated as of April 13, 2015	Carried (by ballot) For: 9,570,902 (53.06%) Against: 8,467,457 (46.94%)
4. The approval of amendment to the Company’s By-Law No. 1 dated April 13, 2015.	Carried (by ballot) For: 9,546,149 (52.92%) Against: 8,492,210 (47.08%)